August 9, 2005


VIA EDGAR, FACSIMILE AND U.S. MAIL

United States Securities and
  Exchange Commission
Division of Corporation Finance
Attn: Mellissa Campbell Duru
Washington, D.C. 20549-7010

File:    BPI Industries, Inc.
         Form S-1 filed June 3, 2005
         File No. 333-125483

Ladies and Gentlemen:

         This letter is in response to the comments made by the staff of the Commission in a letter dated July 1, 2005 with respect to the Form S-1 Registration Statement filed by BPI Industries, Inc. (the "Company") on June 3, 2005. Amendment No. 1 to the Form S-1 Registration Statement was filed today by the Company. The changes that have been made to the Form S-1 Registration Statement are noted in this letter below and are numbered in accordance with the staff's comment letter. The changes are also marked on the enclosed five copies of Amendment No. 1.

         As you will note from your review of Amendment No. 1, we have significantly modified our drilling plan and capital expenditure budget for the 12-month period ending April 30, 2006 from what we disclosed in our initial filing. We have increased the total number of wells that we expect to drill from 65 to 147, and increased our capital expenditure budget for the same period from $20 million to $33 million. The reasons for the increase in the number of wells are (i) we were able to secure informal commitments for additional drilling rigs that will enable us to drill the additional wells and (ii) we believe that our recent engagement of KeyBanc Capital Markets and Sanders Morris Harris, Inc. to act as our placement agents and assist us in raising funds, which is disclosed in Amendment No. 1, will provide us the capital necessary to achieve this increased level of drilling.

Form S-1

General

         1. WHERE COMMENTS ON A SECTION ALSO RELATE TO DISCLOSURE IN ANOTHER SECTION, PLEASE MAKE PARALLEL CHANGES TO ALL AFFECTED DISCLOSURE. THIS WILL ELIMINATE THE NEED FOR US TO REPEAT SIMILAR COMMENTS.

                  Where comments of the staff also relate to disclosure in another section of the registration statement, we have endeavored to make parallel changes to all affected disclosures.

         2. WE WILL NEED TIME TO REVIEW ALL NEW DISCLOSURE, ANY ADDITIONAL PROPOSED ARTWORK OR GRAPHICS AND ALL OMITTED EXHIBITS. YOU CAN EXPEDITE THE REVIEW PROCESS BY PROVIDING ALL THIS INFORMATION AND ALL THESE DOCUMENTS PROMPTLY. WE MAY HAVE ADDITIONAL COMMENTS.

                  We acknowledge this comment of the staff. As noted in this letter, we have added Exhibit 10.21 to Amendment No.1 and filed a new Exhibit 5.1.

         3. WE NOTE THE ARTICLES POSTED ON YOUR WEBSITE UNDER THE TAB, "REPORTS AND PRESENTATIONS" ARE DATED MARCH 2001 AND JANUARY 2003. IT WOULD APPEAR THAT SUCH ARTICLES ARE OUTDATED AND NO LONGER ACCURATE REFLECTIONS OF THE CURRENT DEVELOPMENTS IN THE COALBED METHANE INDUSTRY. PLEASE INFORM US OF THEIR CURRENT RELEVANCE.

                  We have removed the noted articles from our website.

         4. PROVIDE UPDATED DISCLOSURE IN EACH AMENDMENT. FOR EXAMPLE, INCLUDE ANY UPDATED INFORMATION REGARDING THE LAST REPORTED PRICE OF YOUR COMMON STOCK AS REPORTED ON THE TORONTO STOCK EXCHANGE AND THE DRILLING RESULTS WITH RESPECT TO THE NUMBER OF NEW PRODUCTION WELLS AND TEST WELLS DRILLED.

                  We have endeavored to update, as appropriate, the information disclosed in the registration statement.

Cover Page i

         5. CONSISTENT WITH THE REQUIREMENTS OF ITEM 501(b)(10) OF REGULATION S-K, PLEASE INCLUDE THE "SUBJECT TO COMPLETION" LEGEND ON THE COVER PAGE OF THE PROSPECTUS.

                  We have not included the "Subject to Completion" legend provided for in Item 501(b)(10) of Regulation S-K because the Company will not make the prospectus available for use by the selling shareholders prior to the effective date of the registration statement.

         6. DISCLOSE THE CURRENT MARKET PRICE, EXPRESSED IN UNITED STATES DOLLARS OF THE COMMON STOCK BEING OFFERED BY THE SELLING STOCKHOLDERS AS OF A RECENT DATE.

                  The cover page of the prospectus already discloses the current market price of our common stock in U.S. Dollars as of a recent date. This information has been updated to a recent date in Amendment No. 1.

Prospectus Summary, page 1

Business, page 2

         7.       PROVIDE US WITH OBJECTIVE SUPPORT FOR THE STATEMENTS YOU MAKE
                  REGARDING:

                  - YOUR RIGHTS TO CONTROL OF "MORE [COALBED METHANE] ACREAGE THAN ANY OTHER [COALBED METHANE] COMPANY IN THE ILLINOIS BASIN";

                  See Coalbed Natural Gas Report No. 43, May 2005 (enclosed herewith as Exhibit A). The discussion of the Illinois Basin in the section of the report entitled "Basin of the Month - Illinois Basin" objectively supports this statement. We have also revised the noted statement to read as follows: "We believe that these rights currently give us control over more CBM acreage than any other CBM company in the Illinois Basin."

                  - YOUR ANTICIPATED POTENTIAL FOR MORE THAN 5,000 DRILLING LOCATIONS; AND

                  See Form OG-10 Permit Application to Drill, Deepen, or Convert a Well and attached letter from Gary Rodvelt of Halliburton Energy Services, Inc. (enclosed herewith as Exhibit B). BPI's standard drilling pattern is a 5-spot diamond pattern, which consists of five 40-acre locations.

                  Taking the 418,435 acres of mineral rights controlled by BPI and dividing it by 40 acres (the spacing in our standard diamond pattern) yields the potential for 10,460 drilling locations. We have elected to disclose a more conservative estimate of 5,000 potential drilling locations, which is based on 80-acre spacing. Based on information available to us, we believe that the Illinois Department of Natural Resources, in granting drilling permits, takes a more favorable approach to drilling applications that are based on 80-acre spacing.

                  - THE GAS RESEARCH INSTITUTE'S ESTIMATE REGARDING THE 21 TRILLION CUBIC FEET OF COALBED METHANE GAS IN THE ILLINOIS BASIN.

                  See the presentation "Coalbed Methane in the Illinois Basin:
                  Development Challenges in a Frontier Area" (enclosed herewith as Exhibit C), presented at the SPE Eastern Regional Meeting October 17-19, 2001 and published on the website of the Gas Technology Institute (f/k/a Gas Research Institute) at http://www.gti-ticora.com/presentations/LombardiSPE72367I llinoisBasinCBM.pdf. In Amendment No. 1, we have updated the Gas Research Institute's name to the "Gas Technology Institute."

         8. YOU STATE THAT YOU HAVE IDENTIFIED SEVEN POTENTIALLY COMMERCIALLY PRODUCTIVE SEAMS WITHIN THE ILLINOIS BASIN. CLARIFY THE NATURE OF YOUR OWNERSHIP, LEASE, OPTION OR FARM-OUT AGREEMENTS WITH RESPECT TO THE SEVEN AREAS YOU REFERENCE.

                  We have identified seven coal seams in the Illinois Basin that we believe are capable of commercial production. These seams were identified through testing conducted by us. We have encountered these seven seams at our Delta Project, where our CBM rights are held through a lease agreement. Although the Illinois Basin contains up to 75 coal seams that exist in some degree throughout the Basin (see the presentation referred to in our response to comment 7 above), we have limited our discussion of productive seams in the Basin to those seams that we have identified through our own analysis and testing. We have not yet begun production or conducted enough testing at our other projects to identify any additional seams and, therefore, have chosen not to comment on the existence of any additional seams capable of commercial production.

                  We have revised the noted disclosure to indicate that these seven seams are each located at our Delta Project. The paragraph that follows the noted disclosure and the more detailed discussion of our property rights (included in the section of the registration statement entitled "Business -- CBM Acreage Rights") disclose the nature of our property rights at the Delta Project.

         9. REVISE TO PROVIDE A SUMMARY OF THE MATERIAL TERMS OF THE TECHNICAL SERVICES AGREEMENT. SPECIFICALLY, THE RIGHT-OF-FIRST-REFUSAL GRANTED TO BHP PETROLEUM (EXPLORATION) INC. AND THE ASSOCIATED STOCK APPRECIATION RIGHTS GRANTED TO BHP PETROLEUM (EXPLORATION) INC. IN THE EVENT OF A MAJOR TRANSACTION AS DEFINED IN THE AGREEMENT. PROVIDE A CROSS-REFERENCE TO THE MORE DETAILED DISCUSSION OF THE TRANSACTION TERMS ON PAGE 27.

                  This section has been revised to include a summary of the right of first refusal and associated stock appreciation rights granted to BHP Petroleum (Exploration) Inc. and a cross-reference to the more detailed discussion of the Technical Services Agreement included in the section of the prospectus entitled "Business -- Technical Services Agreement with BHP Billiton."

         10. AVOID REPETITION OF DISCLOSURE IN THE SUMMARY. IN THIS REGARD, WE NOTE THE DISCLOSURE ON PAGE 2, "BUSINESS" REGARDING THE NUMBER OF PRODUCTION AND TEST WELLS YOU PLAN TO DRILL IN THE 12-MONTH PERIOD ENDING APRIL 30, 2006 IS IDENTICAL TO THE DISCLOSURE APPEARING UNDER

                  THE HEADINGS "BUSINESS STRATEGY" AND "COMPETITIVE STRENGTHS" ON PAGE 3. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

                  This section has been revised to eliminate the noted repetition and other repetitive disclosures.

         11. REVISE TO PROVIDE A SUMMARY THAT IS BALANCED. FOR EXAMPLE, THE SUMMARY REFERENCES YOUR ANTICIPATED DRILLING PROGRAM DURING THE 12-MONTH PERIOD ENDING APRIL 30, 2006, YET IT DOES NOT DISCLOSE THE FACT THAT YOU CURRENTLY HAVE INSUFFICIENT REVENUES AND CASH BALANCES TO FULLY FUND YOUR CAPITAL EXPENDITURES AND ANTICIPATED CASH NEEDS THROUGH APRIL 30, 2006. FURTHER, YOU REFERENCE THE GAS RESEARCH INSTITUTE'S ESTIMATES OF THE AMOUNT OF COALBED METHANE GAS IN THE ILLINOIS BASIN YET YOU DO NOT INDICATE THAT DESPITE SUCH ESTIMATES, THE ILLINOIS BASIN IS LARGELY UNTESTED FOR COMMERCIAL COALBED METHANE PRODUCTION. REVISE THE DISCLOSURE SO THAT YOU PROVIDE A MORE BALANCED SUMMARY OF YOUR OPERATIONS AND ANTICIPATED CHALLENGES WITH RESPECT TO YOUR PLANNED OPERATIONS.

                  This section has been revised to make the noted disclosures more balanced as suggested.

Risk Factors, page 5

         12. PLEASE CONSIDER PROVIDING A RISK FACTOR TO DESCRIBE BRIEFLY THE ADVERSE MATERIAL DIFFERENCES IN SHAREHOLDER PROTECTIONS UNDER CANADIAN LAW AS COMPARED TO THE LAW IN A U.S. JURISDICTION, I.E. DELAWARE. IN ADDITION, PLEASE DISCUSS THE DIFFICULTY THAT MAY ARISE IN ATTEMPTING TO AFFECT SERVICE OF PROCESS ON OFFICERS AND DIRECTORS OF THE COMPANY WHO ARE NON-U.S. PERSONS.

                  Please see our response to comment 55 below. As discussed in that response, we believe that the differences in shareholder rights under British Columbia law and Delaware law are not significant. We have therefore determined that our current domicile in British Columbia does not present a material risk to shareholders in terms of the shareholder protections that are afforded under British Columbia law.

                  Because only one of our directors and officers, Mr. Costa Vrisakis, is a non-U.S. person, we do not believe that any difficulty that may exist in effecting service of process on Mr. Vriskas represents a material risk to potential investors.

         13. PROVIDE A RISK FACTOR ADDRESSING THE FACT YOU ARE CURRENTLY NOT LISTED OR QUOTED ON ANY UNITED STATES NATIONAL SECURITIES EXCHANGE OR MARKET.

                  We believe that we have addressed the noted risk in the risk factor entitled "There is no significant market for our common stock, which could prevent you from selling your common stock at acceptable prices or at all." This risk factor includes the following statement: "Our common stock is not currently eligible for trading on any U.S. national or regional securities exchange or market."

Risk Factors Relating to Our Business, page 5

         14. INCLUDE A RISK FACTOR THAT DESCRIBES THE RIGHT OF FIRST-REFUSAL GRANTED TO BHP PETROLEUM (EXPLORATION) INC. AND THE IMPACT THIS MAY HAVE ON OTHER PARTIES' ABILITY TO ACQUIRE A MAJORITY OF YOUR ASSETS OR SHARES.

                  A risk factor relating to the potential impact of BHP's right of first refusal has been added to this section.

"Our current revenues are minimal and not sufficient...," page 5

         15. PLEASE EXPLAIN THE STATEMENT THAT IF YOU CONTINUE TO "DEMONSTRATE THE COMMERCIAL VIABILITY OF [COALBED METHANE] WELLS IN THE ILLINOIS BASIN, [YOU] MAY ENCOUNTER DIFFICULTY IN RAISING ADDITIONAL CAPITAL ON FAVORABLE TERMS."

                  The quoted statement is not a risk unique to BPI, but rather a risk shared by any entity that may need to raise funds through the capital markets. Interest rates and investor expectations and demands are subject to change and this is a risk that could positively or negatively affect the financing terms we are able to obtain. We have revised the noted disclosure to more fully explain this risk.

"Because substantially all of our CBM acreage rights are inferior...," page 6

         16. DISCLOSE THE NUMBER OF ACRES YOU HAVE RIGHTS TO EXPLORE AND DRILL, EXPRESSED AS A PERCENTAGE, THAT COULD BE AFFECTED BY THE POSSIBLE ASSERTION OF SUPERIOR RIGHTS BY COAL MINING OPERATORS. FURTHER, ADVISE US OF ANY CURRENT OR ANTICIPATED DISPLACEMENT OF YOUR OPERATIONS AS A RESULT OF COMPETING COAL MINING OPERATIONS.

                  Out of a total 418,435 acres that we have rights to explore and develop, 362,535 acres (approximately 87% of our total acreage) are subject to the possible assertion of superior rights by coal mining operators. We have revised the noted risk factor to disclose the percentage of our acreage rights that are affected by superior coal mining rights.

                  To date, none of our operations have been displaced by coal mining operations. We attempt to identify potential coal operations that could affect our drilling operations and plan our activities to avoid any disruption or displacement of our drilling operations. We do not anticipate any displacement in the future; however, we cannot be certain of this.

"We could incur significant costs in connection with disputes over surface rights...," page 7

         17. REVISE THE HEADING OF THIS RISK FACTOR AND THE RISK FACTOR DISCUSSION SO THAT YOU MORE CLEARLY CONVEY THE RISK THAT IS NOT ONLY ASSOCIATED WITH THE LEGAL COSTS INCURRED WITH RESPECT TO SECURING SURFACE RIGHTS, BUT THE MORE MATERIAL RISK ASSOCIATED WITH YOUR POTENTIAL FAILURE TO PREVAIL IN A DISPUTE REGARDING SURFACE RIGHTS AND THE CONSEQUENCES OF BEING UNABLE TO ACCESS A WELL. IN THIS REGARD, WE NOTE THE DISPUTE WITH SAHARA COAL COMPANY, INC. DISCLOSED ON PAGE 31 WHICH RESULTED IN YOU HAVING TO ACCESS THE WELL YOU WERE DRILLING VIA AN ALTERNATE ROUTE. TAILOR YOUR RISK FACTOR DISCUSSION SO THAT YOU REFERENCE THIS DISPUTE AND ANY OTHERS THAT WOULD BE MATERIAL TO YOUR ABILITY TO CONDUCT YOUR OPERATIONS.

                  We do not believe that we will encounter a situation where we would be unable to access a well. Under the Illinois Drilling Operations Act, with respect to acreage covered by our CBM rights we are entitled to enter a surface owner's property and drill a well. The risk that we face, as described in the noted risk factor and demonstrated by the Sahara case, is whether we have the right to cross property that is adjacent to the property on which we drill wells. The issue in the Sahara situation arose because we felt that crossing Sahara's property was an easier and more efficient way to access a well that was not located on Sahara surface. We did not drill the well in question without alternative access options and were therefore not prevented from accessing the well. Rather, we were forced to access the well in a more circuitous route, which forced us to incur costs to install a road and take an extra 10 minutes to reach the well by truck.

                  We believe that we can establish our drilling operations in a manner in which we will always have access to our wells. If we identified a potential drilling location where we did not have access rights, we would drill the well in another location where we possessed or could acquire access rights. We are not currently aware of any situation where our right to access an existing or proposed well site is in doubt. We believe the risk is properly identified as the risk of having to access our drilling locations and lay gas and water flow lines in inefficient ways and the incurrence of costs associated with any future legal disputes.

         18. IF MATERIAL, DISCLOSE THE DOLLAR AMOUNT YOU HAVE EXPENDED IN CONNECTION WITH THE LEGAL DISPUTES YOU REFERENCE.

                  We have revised the noted risk factor to disclose the amount of legal fees that we have incurred in connection with disputes over surface rights during the year ended July 31, 2005.

"The occurrence of a significant adverse...", page 8

         19. ELIMINATE LANGUAGE THAT TENDS TO MITIGATE THE RISK BEING DISCLOSED. IN THIS REGARD, PLEASE REMOVE THE SUGGESTION THAT YOUR INSURANCE LEVELS ARE ADEQUATE. FURTHER, INFORM US OF THE DOLLAR AMOUNT SPENT ON INSURANCE AND THE BASIS FOR YOUR BELIEF THAT SUCH AMOUNT IS "ADEQUATE" AS COMPARED TO OTHERS IN YOUR INDUSTRY. WE MAY HAVE FURTHER COMMENT.

                  We have removed the language suggesting that our insurance levels are adequate. Our property and casualty insurance premiums total approximately $69,000 annually. Our belief that we have adequate insurance is based on the following factors:
                  (1) we have purchased insurance up to levels required under the various mineral leases and agreements we are a party to, and (2) we have purchased the types of coverage and policy forms up to recommended levels as suggested by our insurance agents, Chaney and Karch, who are specialists in providing coverage to mining, oil and gas drillers and operators.

"We will incur increased costs as a result of registering in the United States," page 8

         20. WE NOTE THAT YOU WILL INCUR INCREASED COMPLIANCE COSTS ASSOCIATED WITH COMPLYING WITH THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION AND THE TORONTO STOCK EXCHANGE. PLEASE QUANTIFY THE AMOUNT OF YOUR INCREASED COMPLIANCE COSTS.

                  We currently estimate that we will incur $1,056,000 annually in costs associated with additional reporting and compliance obligations as a result of registering in the United States. This compares with $72,000 in actual costs for the 12-month period ending April 30, 2005 associated with our reporting and compliance obligations to the British Columbia Securities Commission and the TSX Venture Exchange. Therefore, the estimated increased compliance costs as a result of registering in the United States are currently estimated to be $984,000 per year. We have revised the noted risk factor to disclose our current estimate of these increased costs.

Cautionary Note Regarding Forward-Looking Statements, page 9

         21. IT IS INAPPROPRIATE TO SUGGEST THAT "WILL" IDENTIFIES FORWARD-LOOKING STATEMENTS. PLEASE REVISE THE DISCLOSURE AT PAGE 9 ACCORDINGLY.

                  The word "will" has been removed from the list of words that identify forward-looking statements under the federal securities laws.

         22. INFORM US OF THE BASIS FOR YOUR SUGGESTION THAT UNITED STATES SECURITIES HOLDERS WOULD HAVE EQUIVALENT LEGAL RECOURSE AGAINST THE COMPANY, DESPITE THE FACT THAT THE COMPANY IS NOT A DOMESTIC US CORPORATION. WE MAY HAVE FURTHER COMMENT.

                  This comment appears to duplicate comment 23 below, which addresses the disclosure contained in the section of the prospectus entitled "Market for Our Common Stock."

Market for Our Common Stock, page 10

         23. INFORM US OF THE BASIS FOR YOUR SUGGESTION THAT UNITED STATES SECURITIES HOLDERS WOULD HAVE EQUIVALENT LEGAL RECOURSE AGAINST THE COMPANY, DESPITE THE FACT THAT THE COMPANY IS NOT A DOMESTIC US CORPORATION. WE MAY HAVE FURTHER COMMENT.

                  The noted disclosure has been deleted from the prospectus. Since we are not a "foreign private issuer" within the meaning of the Commission's rules and regulations, the rule that the disclosure was intended to address, Item 101(g) of Regulation S-K, does not apply to us. Because our headquarters and all of our operations are located in the United States, we do not believe that this issue presents a material risk to our shareholders.

Capitalization, page 11

         24. PLEASE INCLUDE A STATEMENT INDICATING THE TABLE PRESENTED SETS FORTH YOUR CASH AND CASH EQUIVALENTS AND CAPITALIZATION AS OF JANUARY 31, 2004. AS CASH AND CASH EQUIVALENTS DO NOT REPRESENT CAPITALIZATION OF A COMPANY, PLEASE REVISE THE SUMMATION OF YOUR CAPITALIZATION WITHIN YOUR TABLE TO EXCLUDE THE AMOUNT OF CASH AND CASH EQUIVALENTS AS OF JANUARY 31, 2004.

                  We have updated the noted table to include a statement that the table includes our cash and cash equivalents and our capitalization as of April 30, 2005. We have also revised the table to exclude cash and cash equivalents from our summation of capitalization.

         25. AS TO YOUR INDEBTEDNESS, PLEASE DISTINGUISH BETWEEN GUARANTEED AND UNGUARANTEED, AND SECURED AND UNSECURED, INDEBTEDNESS.

                  We have added a footnote to the capitalization table describing the composition of long-term debt between guaranteed and unguaranteed, and secured and unsecured, indebtedness.

         26. PLEASE USE THE CAPTION, "COMMON STOCK ISSUABLE," INSTEAD OF "LIABILITY TO ISSUE SHARES" TO MAKE THE CAPTION CONSISTENT WITH WHAT YOU PRESENT ON THE BALANCE SHEETS.

                  As a result of updating the capitalization table to April 30, 2005, the noted caption has been removed.

Dividend Policy, page 11

         27. REVISE TO SPECIFY THE "OTHER FACTORS" THAT YOUR BOARD OF DIRECTORS WILL DEEM RELEVANT IN DETERMINING WHETHER OR NOT DIVIDENDS WILL BE PAID.

                  The revised disclosure has been amended to delete any reference to "other factors deemed relevant by our Board of Directors." Payment of dividends will depend on our results of operations, financial condition and anticipated cash requirements.

Selected Historical Financial Data, page 12

         28. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN YOUR STATEMENT THAT "THE FINANCIAL DATA FOR THE YEARS ENDED JULY 31, 2001 AND 2000 WERE NOT AUDITED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES." IF THESE UNAUDITED FINANCIAL DATA ARE PREPARED CONSISTENT WITH U.S. GAAP, THEN PLEASE DO NOT QUALIFY THEIR PRESENTATION. IF THEY ARE NOT PREPARED CONSISTENT WITH U.S. GAAP, THEN PLEASE MAKE THE REQUISITE ADJUSTMENTS TO THEM TO ENSURE THAT US GAAP WAS CONSISTENTLY APPLIED FOR ALL PERIODS REPORTED.

                  We have revised the noted disclosure to make clear that we believe the noted financial statements are consistent with U.S. GAAP.

         29. WE NOTE YOUR DISCLOSURE THAT YOU TRANSLATED CANADIAN DOLLAR AMOUNTS INTO U.S. DOLLARS FOR THE YEARS ENDED JULY 31, 2001 AND 2000. PLEASE EXPAND YOUR DISCLOSURE TO EXPLAIN WHY THIS DOES NOT APPLY TO THE OTHER PERIODS REPORTED. IF YOU HAD A CHANGE IN FUNCTIONAL CURRENCY, PLEASE EXPAND YOUR DISCLOSURE TO EXPLAIN THIS AND TO IDENTIFY THE EXTENT TO WHICH THIS IMPACTS THE COMPARABILITY OF THE AMOUNTS REPORTED FOR THESE PERIODS TO THE SUBSEQUENT PERIODS REPORTED.

                  We translated Canadian dollar amounts into U.S. dollars for all years and interim periods presented using the same method. We have deleted the noted footnote disclosure that implied a different method of currency translation was used for the years ending July 31, 2001 and 2000. We believe that, in the absence of the noted footnote, our disclosure in the section of the prospectus entitled "Critical Accounting Policies -- Translation of Foreign Currency" in our MD&A informs potential investors about the translation practices.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 13

Overview, page 13

         30. THROUGHOUT THE MD&A YOU REFER TO THE 12-MONTH PERIOD ENDING APRIL 30, 2006. PLEASE EXPLAIN WHY YOU HAVE USED THIS 12-MONTH PERIOD RATHER THAN ONE THAT CONFORMS TO YOUR FISCAL YEAR END. IT APPEARS THAT THE USE OF THIS PERIOD RESULTS IN A GAP IN PERIODS COVERED IN YOUR DISCUSSION AND ANALYSIS OF YOUR RESULTS OF OPERATIONS AND DISCUSSION OF LIQUIDITY.

                  The reason we discuss a 12-month period ending April 30, 2006 is that this period corresponds to our most recent 12-month projections. In addition, Amendment No. 1 includes our interim financial statements through the quarter ended April 30, 2005. Based on our review of the prospectus, we do not see any gaps in our analysis of the results of operations and the discussion of liquidity. Because we have disclosed that we do not currently have sufficient revenue and cash balances to finance our capital expenditure plans even to April 30, 2006, we do not believe that it is material to discuss our liquidity for the period from April 30, 2006 to July 31, 2006.

         31. WE NOTE THE DISCLOSURE HERE AND IN THE RISK FACTOR DISCUSSION REGARDING THE SHORTFALL IN YOUR ABILITY TO FINANCE THE ESTIMATED $20 MILLION EXPENDITURE PLANNED FOR THE 12-MONTH PERIOD ENDED APRIL 30, 2006. AS DONE ON PAGE 19, PLEASE ALSO DISCLOSE IN THIS SECTION, THE

                  PLANS YOU HAVE TO FUND YOUR OPERATIONS. DISCLOSE ANY SPECIFIC FINANCING ARRANGEMENT YOU CURRENTLY HAVE OR ANTICIPATE ENTERING WITH RESPECT TO THE FINANCING OF YOUR OPERATIONS FOR THE 12-MONTH PERIOD ENDING APRIL 30, 2006.

                  We have added disclosure to this section, as in the "Liquidity and Capital Resources" section, regarding our plans to fund our operations. In addition, we have added a disclosure to these sections about our engagement, on July 7, 2005, of KeyBanc Capital Markets and Sanders Morris Harris, Inc. to act as placement agents for a private sale of our securities. The engagement letter with KeyBanc Capital Markets Group and Sanders Morris Harris, Inc. has been filed as Exhibit 10.21 to Amendment No. 1.

Critical Accounting Policies, page 13

         32. PLEASE REVISE YOUR DISCLOSURES TO ADDRESS THE MATERIAL IMPLICATIONS OF THE UNCERTAINTIES THAT ARE ASSOCIATED WITH THE METHODS, ASSUMPTIONS AND ESTIMATES UNDERLYING YOUR CRITICAL ACCOUNTING MEASUREMENTS. SPECIFICALLY, YOU SHOULD PROVIDE THE
                  FOLLOWING:

                  (a) AN ANALYSIS OF THE UNCERTAINTIES INVOLVED IN APPLYING THE PRINCIPLE AND THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FROM ITS APPLICATION.

                  (b) AN ANALYSIS OF HOW YOU ARRIVED AT THE MEASURE AND HOW ACCURATE THE ESTIMATE OR UNDERLYING ASSUMPTIONS HAVE BEEN IN THE PAST.

                  (c) AN ANALYSIS OF YOUR SPECIFIC SENSITIVITY TO CHANGE BASED ON OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR AND HAVE A MATERIAL EFFECT.

                  PLEASE REFER TO FRC SECTION 501.14 FOR FURTHER GUIDANCE.

                  In response to this comment, we have included an opening paragraph under the section entitled "Critical Accounting Policies" that addresses, in general terms, the fact that there could be material implications due to the uncertainties that are associated with the methods, assumptions and estimates underlying our critical accounting measurements.

                  With respect to items 32(a) and 32(b) above, we have added further discussion under the headings "Accounting for CBM Projects" and "Stock-Based Compensation" to address specific uncertainties surrounding the estimates required under these policies. With respect to item 32(c) above, we do not currently foresee any specific outcomes that are reasonably likely to occur that may have a material effect and thus have no basis for such an analysis.

Translation of Foreign Currency, page 14

         33. WE NOTE THAT YOUR EXPENSES ARE CONVERTED AT THE AVERAGE EXCHANGE RATE FOR THE YEAR. PLEASE INFORM US WHETHER YOU HAVE ANY POLICIES IN PLACE TO HEDGE AGAINST LOSSES DUE TO EXCHANGE RATES.

                  We currently have no policy in place to hedge against losses due to exchange rates. The majority of our cash and cash equivalents is held in U.S. dollars, our functional currency.

Results of Operations, page 15

         34. PLEASE EXPAND YOUR DISCUSSION TO INCLUDE DISCLOSURE OF ALL THE KEY VARIABLES AND OTHER FACTORS THAT YOU USE TO MANAGE YOUR BUSINESS. PLEASE ENSURE THAT YOUR REVISED DISCLOSURE PROVIDES READERS WITH A VIEW OF YOUR COMPANY THROUGH THE EYES OF MANAGEMENT BY PROVIDING ANALYSES OF THOSE KEY VARIABLES AND OTHER QUALITATIVE AND QUANTITATIVE FACTORS WHICH ARE NECESSARY FOR AN UNDERSTANDING AND EVALUATION OF YOUR COMPANY. FOR EXAMPLE, PLEASE EXPAND YOUR DISCUSSION OF REVENUE AND OPERATING COSTS TO EXPLAIN HOW YOUR RESULTS DIFFERED DUE TO OPERATIONAL EVENTS SUCH AS THE NUMBER OF PRODUCING WELLS IN EACH PERIOD AND THE RELATED VOLUME OF PRODUCTION ACHIEVED. REFER TO FRC SECTION 501.12 FOR FURTHER GUIDANCE.

                  Based on the fact that we only began selling gas in January 2005 and as a result have very limited operating revenue and expense history, our management has not focused its attention on any operating variables other than those disclosed in the discussion of the results of operations. At this point in our exploration, testing and development, management's judgment is that no operating variables other than those discussed in the results of operations are relevant. In the future, as our operations and revenues expand, management may utilize additional variables to manage and evaluate our business, and at that time would include a discussion of those variables in the MD&A disclosed in our periodic filings with the Commission.

Six Months Ended January 31, 2005 Compared to Six Months Ended January 31, 2004, page 15

         35. PLEASE EXPAND YOUR DISCLOSURE TO EXPLAIN IN DETAIL WHY STOCK-BASED COMPENSATION INCREASED AS A RESULT OF ADDITIONAL OPTIONS BECOMING AVAILABLE FOR ISSUANCE UNDER YOUR INCENTIVE STOCK OPTION PLAN. IT IS OUR UNDERSTANDING THAT AN INCREASE IN THE NUMBER OF OPTIONS AVAILABLE FOR ISSUANCE WOULD NOT IMPACT FINANCIAL RESULTS, THOUGH AN INCREASE IN THE NUMBER OF OPTIONS GRANTED WOULD. PLEASE QUANTIFY THE NUMBER OF OPTIONS GRANTED AND THE RELATED FAIR VALUE DETERMINED IN YOUR RESPONSE.

                  The noted section has been revised in response to this comment.

         36. PLEASE TELL US THE CONSIDERATION YOU GAVE TO SAB TOPIC 5:A IN YOUR EXPENSING OF LEGAL FEES INCURRED IN CONNECTION WITH THE $13 MILLION PRIVATE PLACEMENT CLOSED IN DECEMBER 2004 AND JANUARY 2005. ADDITIONALLY, PLEASE RECONCILE $13 MILLION IN PRIVATE PLACEMENT FINANCING WITH THE AMOUNT OF PROCEEDS FROM THE SHARES ISSUED IN PRIVATE PLACEMENT AS SHOWN IN YOUR CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS.

                  We have modified the discussion of the change in the expense category "general & administrative - professional fees" to eliminate any suggestion that this expense category includes legal fees incurred in connection with the $13 million private placement. The legal fees incurred in connection with this offering were paid by the placement agent. However, as part of the Placement Agent Agreement we executed in connection with the $13 million private placement, we agreed to register our common stock with the Commission. The discussion of legal fees in our initial filing was an unclear reference by us to legal fees we incurred in preparing this registration statement with the Commission.

                  The following is a reconciliation of the $13 million private placement with the proceeds shown in our consolidated financial statements:

                  Reconciliation of the $13 million private placement

                  Gross proceeds                                           $ 12,965,000
                  Less share issuance costs                                    (890,894)
                                                                           ------------
                  Net proceeds received by                                 $ 12,074,106
                                                                           ============

                  Net proceeds received by
                  Company and reflected on
                  Consolidated Statements of Shareholders'
                  Equity and Comprehensive Loss:

                  Proceeds from shares issued in Private Placement

                  -        December 29, 2004                               $  2,793,854
                  -        December 30, 2004                                  4,693,675
                  -        January 6, 2005                                    4,334,199
                  -        January 12, 2005                                     252,378
                                                                           ------------
                                                                           $ 12,074,106

         37. PLEASE EXPLAIN TO [SIC] IN DETAIL HOW YOUR DEFERRED INCOME TAX BENEFIT INCREASED PRIMARILY FROM THE INCREASE IN YOUR LOSS BEFORE INCOME TAXES. IN YOUR RESPONSE, PLEASE ADDRESS THE IMPACT THE CHANGE IN THE DEFERRED TAX LIABILITY RELATED TO DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT HAD ON YOUR ANALYSIS. WE NOTE YOUR RELATED DISCLOSURE ON PAGE F-16.

                  Our deferred income tax benefit is the net change in our deferred tax position on our balance sheet. The increase in deferred tax assets (see table below) is primarily the result of the U.S. book loss plus the deduction of intangible drilling costs being carried forward as net operating losses. The deferred tax liability is primarily the result of the acceleration of the deduction of intangible drilling costs for tax purposes over the amortization of these costs for book purposes. In the period ended April 30, 2005, the $615,304 deferred tax benefit we recorded can be reconciled with the net change in our deferred tax position as follows:

                                                                 April 30, 2005          July 31, 2004               Change
                                                                 --------------          -------------           ------------
                  Deferred income taxes (asset)                   $  3,302,426           $  1,603,540            $  1,698,886

                  Deferred income taxes (liability)                  3,411,592              2,328,010               1,083,582
                                                                  ------------           ------------            ------------

                  Net deferred tax position                       $  (109,166)           $  (724,470)            $    615,304

                  The change in deferred tax liability related to depreciation of property, plant and equipment did not affect the net amount of deferred tax benefit we recorded. To the extent that property, plant and equipment caused an increase in the deferred tax liability between the dates presented, a corresponding change in our deferred tax asset (representing a net operating loss carryforward) was recognized.

Year Ended July 31, 2003 Compared to Year Ended July 31, 2002, page 18

         38. PLEASE EXPAND YOUR DISCLOSURE TO EXPLAIN IN DETAIL WHY YOUR DEFERRED INCOME TAX BENEFIT INCREASED IN 2003 OVER 2002 AND THE EXTENT TO WHICH MANAGEMENT JUDGMENT WAS REQUIRED AND WHAT ASSUMPTIONS WERE USED TO FORM THIS CONCLUSION.

                  The noted section has been revised in response to this comment.

Liquidity and Capital Resources, page 19

         39. PLEASE INFORM US OF THE BASIS OF YOUR BELIEF THAT ADEQUATE FUNDING CAN BE OBTAINED ON TERMS AT LEAST AS FAVORABLE AS YOU HAVE RECEIVED IN THE PAST THREE YEARS. MOREOVER, WE NOTE THE RISK FACTOR REFERENCE ON PAGE 6 TO COMPETITION IN THE COALBED METHANE GAS INDUSTRY AND THE RISK POSED BY NEW ENTRANTS TO YOUR OPERATIONS. IN ADDRESSING OUR COMMENT, PLEASE INFORM US OF THE CONSIDERATION YOU HAVE GIVEN TO YOUR ABILITY TO OBTAIN FUNDING IN SUCH A COMPETITIVE ENVIRONMENT.

                  See the disclosures made in response to comment 31. Based on discussions with the placement agents we engaged on July 7, 2005 and the recent market price of our common stock, we currently believe that we will sell our common stock at a price higher than that received in any private placement during the last three years and, in addition, we currently believe that we will not have to issue warrants on terms any less favorable than the terms associated with warrants issued in those placements. Our placement agents have advised us that based on current market conditions new entrants into the CBM exploration and development business in the Illinois Basin would only strengthen the demand for and price of our common stock. This is due to the acreage position and experience we have already acquired and the fact that the entry of competitors at this point would serve as a validation of the Illinois Basin.

         40. PLEASE AMEND YOUR DISCUSSION TO IDENTIFY AND EXPLAIN THE IMPACT OF EXPECTED CHANGES IN PRODUCTION VOLUMES AND THE TIMING OF WHEN THOSE VOLUMES WILL BE PRODUCED ON THE AMOUNT AND TIMING OF FUTURE CASH FLOWS. PLEASE DISCLOSE THAT NO PROPERTIES ARE IN COMMERCIAL PRODUCTION AS YOU NOTED IN YOUR CONSOLIDATED FINANCIAL STATEMENTS AND INDICATE WHETHER OR NOT THIS IMPACTS THE INDICATIVE VALUE OF THE TRENDS REPORTED IN YOUR HISTORICAL FINANCIAL STATEMENTS.

                  With regard to expected changes in production volumes and timing, we have deleted the reference implying that we expect net income or positive cash flow at any specific date. In addition, we began commercial production in January 2005 and this fact is disclosed in our interim financial statements and in the "Results of Operations" in the MD&A and the noted section. Because we had no production prior to January 2005, we are unable to provide any meaningful disclosure regarding any trends relating to production.

         41. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE 2.0 MILLION STOCK APPRECIATION RIGHTS THAT ARE CONTINGENTLY ISSUABLE UPON EXTENSION OF THE TECHNICAL SERVICES AGREEMENT WITH BHP BILLITON AND THE IMPACT THIS ARRANGEMENT COULD HAVE ON YOUR LIQUIDITY.

                  The stock appreciation rights issued or contingently issuable to BHP Billiton can only be exercised in the event the Company and BHP enter into a "Major Transaction" (essentially a transaction whereby BHP acquires all or a majority of the Company). Although the rights are convertible to cash or a credit towards the consideration due the Company from BHP, such cash or credit would not be expected to have any impact on our liquidity. In the event of a Major Transaction, a credit to the consideration due to the Company would have no effect on our liquidity. Alternatively, a payment of cash by the Company to BHP would either be immediately repaid to the Company as part of the consideration due to the Company (thus having no impact on our liquidity) or paid to shareholders as part of the consideration due them in exchange for their shares.

         42. CONSISTENT WITH THE REQUIREMENTS OF ITEM 305 OF REGULATION S-K, PROVIDE DISCLOSURE REGARDING QUALITATIVE AND QUANTITATIVE EXPOSURE TO MARKET RISK.

                  In response to this comment, we have revised this section to include disclosures regarding our exposure to market risk.

Contractual Obligations As of April 30, 2005, page 20

         43. PLEASE RECONCILE THE STATEMENT YOU MAKE ON PAGE 19 THAT YOU HAD ONLY $47,428 IN LONG-TERM DEBT WITH THE TOTAL LONG-TERM DEBT OBLIGATIONS OF $198,483. PLEASE PROVIDE THE TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS AS OF THE LATEST FISCAL YEAR END BALANCE SHEET DATE. THE TABULAR PRESENTATION MAY BE ACCOMPANIED BY FOOTNOTES TO DESCRIBE PROVISIONS THAT CREATE, INCREASE OR ACCELERATE OBLIGATIONS, OR OTHER PERTINENT DATA TO THE EXTENT NECESSARY FOR AN UNDERSTANDING OF THE TIMING AND AMOUNT OF YOUR SPECIFIED CONTRACTUAL OBLIGATIONS. PLEASE REFER TO REGULATION S-K ITEM 303(a)(5).

                  We have revised the tabular disclosure of long-term debt obligations to reflect the amount of contractual obligations as of July 31, 2004, our latest fiscal year end balance sheet date. We have also updated to April 30, 2005 the noted disclosure in the section of our MD&A entitled "Liquidity and Capital Resources."

         44. PLEASE TELL US THE CONSIDERATION YOU HAVE GIVEN TO THE INCLUSION OF EMPLOYMENT AGREEMENTS AND FUNDING OF YOUR JOINT VENTURES AND EQUITY INVESTMENTS IN YOUR CONTRACTUAL OBLIGATIONS TABLE.

                  We currently have two employees covered by employment agreements. Under the terms of these employment agreements, the affected employees are employees at will and we have no obligation to continue their employment. For this reason, we have excluded the employment agreements from the contractual obligations table. With regard to funding our joint ventures and equity investments, we have no contractual obligation to fund any of these arrangements. Any funding we might contribute to those entities is optional on our part. We do not currently anticipate providing funding to any existing joint venture or equity investment during the next 12 months. For these reasons, we have not included our employment agreements or any funding obligations on our contractual obligations table.

Business, page 21

         45. PLEASE ENHANCE YOUR DISCLOSURE OF YOUR BUSINESS BY DESCRIBING THE FOLLOWING:

                  - THE LENGTH OF TIME THAT IT TAKES A WELL TO DEWATER BEFORE IT PRODUCES CBM GAS;

                  In response to this comment, we have expanded our related discussion in the section of the prospectus entitled "Business -- Status of CBM Operations."

                  - HOW YOU DISPOSE OF THE WATER FROM THE WELLS AND ANY ENVIRONMENTAL LIABILITY THAT IT CREATES; AND

                  In response to this comment, we have expanded our related discussion in the section of the prospectus entitled "Governmental Regulations -- Environmental Regulations," which appears in the "Business" section.

                  - HOW YOU WILL SERVICE YOUR WELLS SHOULD THE TECHNICAL SERVICES AGREEMENT WITH BHP BILLITON EXPIRE WITHOUT ITS ACQUISITION OF YOU.

                  Under the terms of the BHP Technical Services Agreement, BHP's primary function will be to provide BPI with their expertise and experience in identifying the optimal locations for and supervising the drilling of horizontal wells and not to service our wells. As disclosed in the section of the prospectus entitled "Business -- Availability of Drilling Equipment and Personnel," we currently believe that we will have access to sufficient equipment and personnel to achieve our drilling plan for the 12-month period ending April 30, 2006.

                  ADDITIONALLY, EXPAND YOUR DISCUSSION OF LIQUIDITY TO ADDRESS HOW THE LENGTH OF TIME REQUIRED TO DEWATER A WELL RESULTS IN A DELAY IN YOUR ABILITY TO GENERATE CASH FLOW FROM A WELL AFTER YOUR INITIAL CAPITAL INVESTMENT.

                  In response to this comment, we have added disclosure to the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cash Used in Operating Activities."

Net Cash Used by Operations and Cash Resources, page 29

         46. WE NOTE THAT YOU DISCLOSED YOUR CASH BALANCE AS OF JUNE 1, 2005. PLEASE DISCUSS CASH BALANCES AS OF THE DATE THE MOST RECENT FINANCIAL STATEMENTS ARE PRESENTED. IF THERE ARE SIGNIFICANT CHANGES BETWEEN THE DATE OF INTERIM FINANCIAL STATEMENTS AND THE FILING DATE, PLEASE ADDITIONALLY DISCLOSE THE CASH BALANCE AND THE REASONS FOR THE SIGNIFICANT CHANGE.

                  In response to this comment, we have revised the noted section and the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Sales and Distribution of Our Gas, page 29

         47. PLEASE DESCRIBE THE SIGNIFICANT TERMS OF THE PIPELINE ARRANGEMENTS THAT YOU HAVE IN PLACE, SUCH AS THE LENGTH OF THE TERM, RATES, OR PURCHASE COMMITMENTS.

                  We have no pipeline arrangements in place at the current time. At the current time we anticipate that we will sell all of our gas to gas marketing companies. We believe these gas marketing companies have arrangements in place with pipeline companies; however, we are not a party to those arrangements. Under the terms of our current agreement with Atmos Energy Marketing, LLC, our only gas marketing agreement at the current time, we can sell them as much of our gas as we desire at the NYMEX Last Day Settlement Price for the preceding month. The agreement is for 12 months and is cancelable by either party on 30 days notice.

Availability of Drilling Equipment and Personnel, page 29

         48. WE NOTE THAT YOU DO NOT CURRENTLY HAVE ANY CONTRACTUAL COMMITMENTS THAT ENSURE YOU WILL HAVE ADEQUATE DRILLING EQUIPMENT OR CREWS TO ACHIEVE YOUR DRILLING PLANS. PLEASE TELL US HOW THIS RECONCILES WITH THE SERVICES THAT BHP BILLITON PROVIDES TO YOU.

                  Under the terms of our agreement with BHP, they are not drilling any wells for us. Rather, they are providing us with their expertise and experience in identifying the optimal locations for and supervising the drilling of horizontal wells. We have disclosed in this section that we believe we can secure commitments from drilling companies to drill the wells that we anticipate drilling during the 12-month period ending April 30, 2006.

Legal Proceedings, page 31

         49. PLEASE CONCLUDE ON THE LIKELIHOOD OF THE LOSS CONTINGENCY RELATED TO THE MATTER WITH SAHARA COAL COMPANY, INC. USING THE TERMS AS DEFINED IN SFAS 5.

                  Based on our discussions with legal counsel, management believes the likelihood that a liability has been incurred is "remote."

Management, page 33

         50. YOU HAVE PROVIDED A SIGNIFICANT AMOUNT OF DISCLOSURE WITH RESPECT TO THE BIOGRAPHIES OF SOME OF YOUR DIRECTORS YET YOU HAVE STILL NOT PROVIDED, AS REQUIRED BY ITEM 401 OF REGULATION S-K, COMPLETE BIOGRAPHIES FOR THE PAST 5 YEARS WITH RESPECT TO YOUR DIRECTORS. FOR EXAMPLE, PLEASE CLARIFY YOUR DISCLOSURE FOR MESSRS. ZILICH, VRISAKIS, CENTA, AND CARLTON SO THAT YOU PROVIDE COMPLETE FIVE YEAR BIOGRAPHICAL SKETCHES WITHOUT GAPS OR AMBIGUITIES WITH REGARD TO TIME OR THE CAPACITIES IN WHICH THE INDIVIDUALS SERVED THE IDENTIFIED ENTITIES.

                  The biographis of Messrs. Zilich, Vrisakis, Centa and Carlton have been expanded in response to this comment.

Selling Shareholders, page 40

         51. MOVE APPENDIX B-"LIST OF SELLING SHAREHOLDERS" TO THE MAIN BODY OF THE PROSPECTUS.

                  We believe that Appendix B is part of the main body of the prospectus. We believe that the Glossary of Natural Gas Terms included in Appendix A and our financial statements beginning on Page F-1 after Appendix B are equally, if not more, material than the list of selling shareholders included in Appendix B. We also note that Item 507 of Regulation S-K does not require the list of selling shareholders to appear in any particular place in the prospectus. We included the list of selling shareholders in Appendix B to aid investors in locating the list and to provide a cleaner presentation. Although a reference to the list of selling shareholders is included in the Table of Contents and the section of the prospectus entitled "Selling Shareholders," an additional reference has been added in the summary to aid investors in locating the list.

Plan of Distribution, page 41

         52. PLEASE SPECIFICALLY IDENTIFY ANY SELLING SHAREHOLDERS WHO ARE REGISTERED BROKER-DEALERS OR AFFILIATES OF REGISTERED BROKER-DEALERS. IF YOU DETERMINE THAT ANY SELLING SHAREHOLDER IS A REGISTERED BROKER-DEALER, PLEASE REVISE YOUR DISCLOSURE TO INDICATE THAT SUCH SELLING SHAREHOLDER IS AN UNDERWRITER, UNLESS SUCH SELLING SHAREHOLDER RECEIVED ITS SECURITIES AS COMPENSATION FOR INVESTMENT BANKING SERVICES. WITH RESPECT TO ANY AFFILIATE OF A REGISTERED BROKER-DEALER, PLEASE DISCLOSE, IF TRUE, THAT SUCH SELLING SHAREHOLDER ACQUIRED ITS SHARES IN THE ORDINARY COURSE OF BUSINESS AND AT THE TIME OF THE ACQUISITION DID NOT HAVE ANY ARRANGEMENTS OR UNDERSTANDINGS WITH ANY PERSON TO DISTRIBUTE THE SECURITIES. IF NOT, YOU MUST INDICATE THAT SUCH SHAREHOLDER IS AN UNDERWRITER.

                  As noted in the section of the prospectus entitled "List of Selling Shareholders," Sanders Morris Harris Inc., one of the selling shareholders, is a registered broker dealer. As further noted in the same section, Sanders Morris Harris Inc. received as compensation for serving as placement agent in our December 2004/January 2005 private placement the warrant pursuant to which 1,037,200 shares of our common stock that are covered by the prospectus may be issued.

                  We have added disclosure to the "List of Selling Shareholders" specifically identifying any selling shareholders that may be deemed to be affiliates of Sanders Morris Harris Inc. With respect to such selling shareholders, we have added disclosure stating that each of these selling shareholders represented to us at the time of the private placement that they purchased their securities for their own account, for investment, and not with a view to or for resale in connection with any distribution.

Description of Our Common Stock, page 42

         53. REVISE TO DISCLOSE THE WARRANTS THAT ARE OUTSTANDING AND THE AMOUNT OF SHARES ISSUABLE UPON EXERCISE OF SUCH WARRANTS. ADDITIONALLY, DESCRIBE THE TERMS OF THE LOCK-UP AGREEMENTS FILED AS EXHIBITS TO THE REGISTRATION STATEMENT WITH RESPECT TO YOUR COMMON SHARES.

                  This section has been revised to disclose the warrants that we have outstanding and the number of shares of common stock issuable upon the exercise of such warrants. The same disclosure has been added to the section of the Summary entitled "The Offering."

                  This section has also been revised to include a summary of the material terms of the lock-up agreements that might apply after the date the registration statement is declared effective.

         54. EXPAND YOUR [SIC] REGARDING THE MATERIAL FEATURES OF YOUR COMMON STOCK AND THE CONSEQUENCES TO UNITED STATES HOLDERS OF HOLDING YOUR COMMON STOCK. REVISE TO INCLUDE A SECTION THAT SUMMARIZES THE MATERIAL TAX CONSEQUENCES TO UNITED STATES HOLDERS OF YOUR COMMON STOCK. PROVIDE MORE DETAILED DISCLOSURE REGARDING THE TERMS OF THE RESTRICTIONS ON OWNERSHIP BY NON-CANADIAN PERSONS OF INTERESTS IN THE COMPANY PURSUANT TO THE INVESTMENT CANADA ACT. CONSISTENT WITH THE REQUIREMENTS OF
                  ITEM 202 OF REGULATION S-K, REVISE YOUR DISCLOSURE THROUGHOUT THIS SECTION TO ENSURE YOU PROVIDE UNITED STATES INVESTORS WITH A COMPLETE AND ACCURATE SUMMARY OF YOUR COMMON STOCK AND THE CONSEQUENCES TO THEM OF OWNING YOUR COMMON STOCK. WE MAY HAVE FURTHER COMMENT.

                  We have expanded this section to more fully describe the material terms of our common stock and a more detailed discussion of the Investment Canada Act. We have also added a summary of the material tax consequences to U.S. holders of our common stock, which is contained in the section entitled "Material Tax Consequences to U.S. Holders."

         55. REVISE THIS SECTION TO PROVIDE A MORE DIRECT AND DETAILED COMPARISON OF SHAREHOLDERS' RIGHTS AND OTHER CORPORATE GOVERNANCE MATTERS UNDER CANADIAN LAW AND, FOR EXAMPLE, DELAWARE LAW. CONSIDER PROVIDING THIS INFORMATION IN TABULAR FORM. FOR EXAMPLE BUT WITHOUT LIMITATION, EXPLAIN WHETHER CANADIAN LAW:

                  -        ALLOWS SHAREHOLDER TO CUMULATE THEIR VOTES;

                  - ALLOWS SHAREHOLDERS TO APPROVE CORPORATE MATTERS BY WRITTEN CONSENT; OR

                  - ALLOWS FOR THE ISSUANCE OF PREFERRED STOCK OR THE ADOPTION OF OTHER "POISON PILL" MEASURES THAT COULD PREVENT A TAKEOVER ATTEMPT AND THEREBY PRECLUDE SHAREHOLDERS FROM REALIZING A POTENTIAL PREMIUM OVER THE MARKET VALUE OF THEIR SHARES.

                  In response to this comment, we requested that our U.S. counsel and Canadian counsel work together to prepare a detailed comparison of shareholder rights under British Columbia law and Delaware law. We would be glad to share a copy of the draft comparison with the staff of the Commission. The comparison that our lawyers produced led us to two conclusions. First, we believe that the differences in shareholder rights under British Columbia law and Delaware law are not significant and do not present a material risk to our shareholders. This is consistent with our understanding that the British Columbia Business Corporations Act, which was rewritten in 2004, was based largely on the Delaware General Corporation Law. Second, because of the differing structures and terminology used in the corporation statutes of British Columbia and Delaware, a comparison of the laws of the two jurisdictions with the appropriate level of detail might cause investors to focus on, or be confused by, insignificant details rather than the fact that little substantive differences exist.

                  In lieu of a detailed comparison of the laws of British Columbia and Delaware, we have added disclosure to the noted section that addresses the three specific areas noted above, and a few other important areas, and provides a more general comparison of the laws of the two jurisdictions.

Where You Can Find More Information, page 43

         56. PLEASE REVISE THE ADDRESS OF THE SEC'S PUBLIC REFERENCE ROOM TO HEADQUARTERS OFFICE, 100 F STREET, N.E., ROOM 1580, WASHINGTON DC 20549. IN ADDITION, PLEASE INCLUDE YOUR WEBSITE ADDRESS.

                  The address of the Commission's public reference room has been revised as noted. In addition, our website address has been included.

Consolidated Financial Statements, page F-1

                  Please note that we have changed certain balance sheet captions in our consolidated financial statements to more properly describe the underlying asset/liability, as follows:

                  - "Investment in Jericho" has been changed to "Investment in Hite Coalbed Methane, L.L.C.";

                  - "Special warrant" has been changed to "Other long-term liability"; and

                  - "Long-term liability" has been changed to "Long-term notes payable."

         57. PLEASE TELL US YOUR CONSIDERATION GIVEN TO REPORTING AS A DEVELOPMENTAL STAGE ENTERPRISE IN ACCORDANCE WITH SFAS 7.

                  Our principle business objective when we were founded in 1980 was to find and obtain a project of merit, raise funds to explore it, and commence operations in order to increase its value. We retained the option to put the project into production in order to generate revenues from it, or to sell it in part or in whole in order to realize a gain on its sale. We commenced our principle business objective upon the acquisition of our Delta CBM Project. We have since made a decision to raise the funds and acquire the technical expertise required to produce and sell CBM from our various projects.

                  In addition, the Company has been involved with numerous projects over the past 25 years. For the past five years, the Company has focused on exploration and development of CBM assets in the Illinois Basin. However, prior to the fiscal year ended July 31, 2001, the Company generated revenue and incurred expenses in relation to other oil and gas properties, as well as other non-oil and gas activities.

                  Therefore, we do not believe the Company meets the definition of a development stage company under the guidance of SFAS 7. Furthermore, we believe it would be misleading and not in accordance with SFAS 7 to show the Company's cumulative revenue and expenses since the Company's inception as would be required under SFAS 7.

Independent Auditors' Report, page F-2

         58. PLEASE DESCRIBE THE AUDIT REPORT AS "REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM." PLEASE REFER TO AS 1.

                  The audit report description has been revised in response to this comment.

Consolidated Balance Sheets, page F-3

         59. PLEASE STATE SEPARATELY, IN THE BALANCE SHEET OR IN A NOTE THERETO, ANY ITEM IN EXCESS OF FIVE PERCENT OF TOTAL CURRENT LIABILITIES, AS APPLICABLE.

                  Accounts payable and accrued liabilities consist of accounts payable to vendors for goods and services and the accrued interest expense on the special warrant. We have segregated the accrued interest expense from accounts payable in the current liabilities section of the balance sheet.

         60. PLEASE RECONCILE THE CAPTION ON THE BALANCE SHEET THAT STATES THE COMMON STOCK HAS NO PAR WITH YOUR ARTICLES OF INCORPORATION THAT STATES THE COMMON STOCK HAS A PAR OF $0.001. IF THE COMMON SHARES HAVE NO PAR VALUE, THEN PLEASE EXPLAIN TO US WHY THERE IS AN ADDITIONAL PAID-IN CAPITAL ACCOUNT.

                  We note that Section 2.1 of our Articles of Incorporation states that our authorized common stock is "without par value" and the relevant caption on the balance sheet on Page F-3 states that the common stock has "no par value." We are unable to find a reference in our Articles of Incorporation or the registration statement that states that our common stock has a par value of $0.001.

                  The "Additional paid-in capital" account was created to record entries related to stock-based compensation expense and the issuance of the special warrant. We have changed the caption from "Additional paid-in capital" to "Paid-in capital" to provide for these types of transactions.

Consolidated Statements of Operations, page F-4

         61. PLEASE TELL US WHY EQUITY IN NET EARNINGS OF INVESTEE IS NOT PRESENTED ON THE FACE OF THE STATEMENT OF OPERATIONS. PLEASE REFER TO REGULATION S-X, RULE 5-03.

                  The Company's investments in unconsolidated entities consist of the following:


                  - Equity investment in Illinois Mine Gas ("IMG") - IMG is in the development phase and has historically recorded no revenue. IMG follows the full cost method of accounting and thus has historically recorded no expenses related to exploration or development activities. Our share of IMG's SG&A expenses (and net loss) represents $3,789 of insurance expense during the fiscal year ended July 31, 2004. Due to its immaterial nature, such amount was included with our SG&A expenses instead of being shown as a separate line item.

                  - Investment in Hite Coalbed Methane, L.L.C. ("HCM") - Cost Method - We have accounted for our investment under the cost method. See our response to comment 76 below. Under the cost method of accounting, we record distributions from HCM as dividend income. We received no distributions from our investment in HCM for the years ended July 31, 2002, 2003 and 2004. We received a distribution from HCM in the amount of $6,615 during the nine months ended April 30, 2005 and the amount was recorded within Other income (expenses), net in the consolidated statement of operations.

Consolidated Statements of Shareholders' Equity and Comprehensive Loss, page F-5

         62. PLEASE RECONCILE FOR US THE FOLLOWING DIFFERENCES BETWEEN THE PROCEEDS FROM SHARES ISSUED IN PRIVATE PLACEMENT BETWEEN THAT DISCLOSED ON THE FINANCIAL STATEMENTS AND WHAT IS DISCLOSED IN YOUR RELATED PRESS RELEASES:

                                                    PROCEEDS PER            PROCEEDS PER
                  ISSUE DATE                    FINANCIAL STATEMENTS       PRESS RELEASE
                  ----------                    --------------------       -------------
                  APRIL 27, 2004                     $ 1,972,510            $ 2,660,880
                  DECEMBER 22, 2003                  $   928,259            $ 1,248,000

                  In the above table, "Proceeds per Financial Statements" are denominated in U.S. dollars whereas "Proceeds per Press Release" are denominated in Canadian dollars.

Consolidated Statements of Cash Flows, page F-6

         63. PLEASE ELIMINATE THE SUB-TOTAL OF ADJUSTMENTS TO RECONCILE INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES AS THIS SUBTOTAL IS NOT CONTEMPLATED BY SFAS 95.

                  In response to this comment, we have eliminated the sub-total.

Notes to Consolidated Financial Statements, page F-7

         64. PLEASE INCLUDE THE DISCLOSURES REQUIRED BY PARAGRAPHS 51 TO 57 OF SFAS 141 IN YOUR FOOTNOTES RELATED TO THE ACQUISITION OF METHANE MANAGEMENT, INC. TO THE EXTENT APPLICABLE.

                  We do not believe the disclosures required by paragraphs 51 to 57 of SFAS 141 are applicable to our purchase of Methane Management, Inc. ("MMI").

                  On August 9, 2001, we exchanged 1,025,000 shares of our common stock for all of the shares of MMI. MMI was a holding company and its sole asset was a lease on 43,000 acres in the Illinois Basin that entitled it to a 50% interest in the CBM. We already owned the other 50% interest in the project. MMI did not have any operations.

                  SFAS 141 refers to EITF 98-3 for the definition of a business. EITF 98-3 defines a business as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. EITF 98-3 refers to these as "elements" of the set of activities and assets. For an acquired set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the acquired set is separated from the seller, including the ability to sustain a revenue stream by providing its outputs to customers. MMI did not have any employees, nor did it have any of the required other inputs or processes necessary to produce gas and generate revenues.

                  Based on our analysis under the guidance of EITF 98-3, MMI does not constitute a business and is therefore not subject to the disclosure requirements of SFAS 141. However, given the material nature of the transaction, we have added footnote disclosure within the "Coal Bed Methane Properties" footnote, similar to those disclosures required under paragraphs 51 to 57 of SFAS 141.

         65. PLEASE DISCLOSE AN ACCOUNTING POLICY TO DESCRIBE HOW YOU ACCOUNT FOR EQUITY AND COST METHOD INVESTMENTS.

                  In response to this comment, we have disclosed our applicable policy within the "Summary of Significant Accounting Policies" footnote.

         66. PLEASE DISCLOSE VULNERABILITIES DUE TO CONCENTRATIONS IN VOLUME OF BUSINESS TRANSACTED WITH SUPPLIERS AND CONTINGENCIES FOR ENVIRONMENTAL REMEDIATION. IF YOU DO NOT BELIEVE THESE DISCLOSURES ARE NECESSARY UNDER SOP 94-6 AND SAB TOPIC 5:Y, THEN PLEASE TELL US WHY.

                  We have included a footnote titled "Concentrations" within the "Summary of Significant Accounting Policies" footnote which discusses our vulnerability due to our reliance on a limited number of outside contractors to perform our drilling operations. We believe this note appropriately discloses our vulnerability due to concentration in volume of business transacted with suppliers.

                  We do not believe any disclosure is required regarding contingencies for environmental remediation. Paragraph 13 of SOP 94-6 states that disclosure regarding an estimate should be made when known information available prior to issuance of the financial statements indicates that both of the following criteria are met:

                  - It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more confirming events; and

                  - The effect of the change would be material to the financial statements.

                  Management does not believe either of the above conditions existed as of July 31, 2002, 2003 or 2004, or as of April 30, 2005.

                  Furthermore, we do not believe any of the Questions and Interpretive Responses outlined under SAB Topic 5:Y are applicable to us other than Question 4 regarding site restoration costs, which is applicable to our asset retirement obligations for which the issue is addressed under comment 72 below.

                  Amendment No. 1 contains a risk factor titled "We could incur substantial costs to comply with environmental regulations, and our failure to comply with environmental regulations could result in significant fines and/or penalties, either of which could adversely affect our operations," which outlines our potential environmental risks. However, we do not believe that we are in violation of any environmental laws or regulations, or that there is a potential unrecorded liability related to any environmental remediation.

Note 2. Summary of Significant Accounting Policies, page F-7

Basis of Presentation and Principles of Consolidation, page F-8

         67. PLEASE TELL US WHY ALL INTER-COMPANY TRANSACTIONS AND BALANCES HAVE NOT BEEN ELIMINATED UPON CONSOLIDATION AND THE AMOUNTS OF INTER-COMPANY TRANSACTIONS THAT HAVE NOT BEEN ELIMINATED.

                  We note that all inter-company transactions have already been eliminated. In response to this comment, we have revised the wording in the footnote accordingly.

Fair Value of Financial Instruments, page F-8

         68. PLEASE TELL US WHY YOU BELIEVE YOUR CAPITAL LEASE OBLIGATIONS ARE NOT FINANCIAL INSTRUMENTS.

                  We assume that you meant to refer to long-term liabilities, since we currently have no capital lease obligations. We have added disclosure within the "Summary of Significant Accounting Policies - Fair Value of Financial Instruments" footnote that includes a discussion of the carrying amount and fair value of our long-term notes payable and other long-term liability.

Coal Bed Methane Projects, page F-8

         69. PLEASE TELL US WHY YOU EXPENSE INTERNAL COSTS ASSOCIATED WITH COAL BED METHANE ACTIVITIES. UNDER THE FULL COST METHOD, INTERNAL COSTS THAT CAN BE DIRECTLY IDENTIFIED WITH ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES SHOULD BE CAPITALIZED. PLEASE REFER TO REGULATION S-X, RULE 4-10(c).

                  Internal costs associated with acquisition, exploration and development activities are primarily limited to the management of the work performed by outside contractors and strategic planning performed by our President and by our Vice President of Operations. These costs cannot be directly identified with acquisition, exploration and development activities. We have corrected the language in the footnote to reflect our current policy.

         70. ADDITIONALLY, PLEASE CHANGE "PROVEN" RESERVES TO "PROVED" RESERVES TO BE CONSISTENT WITH TERMINOLOGY AS DEFINED IN [SIC]. PLEASE REFER TO REGULATION S-X, RULE 4-10(a).

                  In response to this comment, we have made the suggested change.

Loss per Share, page F-10

         71. PLEASE DISCLOSE THE NUMBER OF EQUITY SECURITIES THAT COULD POTENTIALLY DILUTE BASIC EPS IN THE FUTURE THAT WERE NOT INCLUDED IN THE COMPUTATION OF DILUTED EPS BECAUSE TO DO SO WOULD HAVE BEEN ANTIDILUTIVE. PLEASE REFER TO PARAGRAPH 40(c) OF SFAS 128.

                  We have added disclosure setting forth the number of options and warrants that were excluded from the computation of diluted loss per share.

Asset Retirement Obligations, page F-10

         72. WE NOTE THAT YOU HAVE DRILLED OR BEGUN DRILLING A TOTAL OF 51 WELLS AS OF JUNE 1, 2005, ON ACREAGE TO WHICH YOU OBTAINED RIGHTS THROUGH LEASE, OPTION OR FARM-OUT AGREEMENTS. PLEASE PROVIDE US WITH YOUR ASSESSMENT UNDER SFAS 143 TO SHOW HOW YOU ARRIVED AT YOUR CONCLUSION THAT YOUR ASSET RETIREMENT OBLIGATIONS ARE IMMATERIAL.

                  We have assessed our potential asset retirement obligations as of July 31, 2004, April 30, 2005 and July 31, 2005. Based on our assessments, we currently deem our asset retirement obligations to not be material. We will continue to assess our potential asset retirement obligations periodically to determine whether any amounts should be recorded under SFAS 143.

                  See Exhibits D, E and F enclosed with this letter for our assessment of our asset retirement obligations as of July 31, 2004, April 30, 2005 and July 31, 2005, respectively.

Note 3.  Marketable Securities, page F-10

         73. PLEASE DISCLOSE THE AMOUNT OF UNREALIZED HOLDING GAINS AND LOSSES RELATED TO YOUR PYNG TECHNOLOGIES MARKETABLE SECURITIES FOR EACH PERIOD PRESENTED, IF MATERIAL. PLEASE REFER TO PARAGRAPH 21 OF SFAS 115.

                  The amount of unrealized holding gains on marketable securities classified as trading was $0, $0 and $289 in the fiscal years ended July 31, 2002, 2003 and 2004, respectively. No amounts were recorded to earnings during these periods. The unrealized holding gain of $5,840 as of April 30, 2005 has been recorded and disclosed in the interim financial statements included in Amendment No. 1.

Note 5.  Equity Investment in Joint Venture, page F-12

         74. PLEASE DISCLOSE SUMMARIZED INFORMATION AS TO THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF THE INVESTEE, IF THEY ARE MATERIAL TO YOUR FINANCIAL POSITION. PLEASE REFER TO PARAGRAPH 20(d) OF APB 18.

                  The assets and liabilities of Illinois Mine Gas LLC ("IMG"), our only equity method investee, are not material to our financial position. In addition, IMG is currently in the exploration and development phase and has no operations. All acquisition, exploration and development costs of IMG have been capitalized under the full cost method. See our analysis under comment 75 below.

                  On March 3, 2005, we purchased the remaining interest in IMG, and as of that date owned 100% of IMG. We have included the appropriate SFAS 141 disclosures related to our acquisition of the remaining interest in IMG in footnote 6 of the interim financial statements included in Amendment No. 1.

         75. PLEASE PROVIDE US WITH YOUR ANALYSIS OF THE SIGNIFICANCE OF YOUR INVESTMENTS FOR INCLUSION OF THEIR FINANCIAL STATEMENTS UNDER REGULATION S-X RULE 3-09.

                  See Exhibit G enclosed with this letter for our analysis of our investment in IMG. See our response to comment 76 below regarding our investment in Hite Coalbed Methane, L.L.C.

Note 6. Investment in Jericho, page F-13

         76. WE NOTE THAT YOU HAVE ACCOUNTED FOR YOUR INVESTMENT IN HITE COALBED METHANE LLC (HITE) UNDER THE COST METHOD. GIVEN YOU OWN 49% OF HITE, PLEASE TELL US WHY YOU HAVE ACCOUNTED FOR YOUR INVESTMENT IN HITE UNDER THE COST METHOD AND NOT THE EQUITY METHOD.

                  Relevant Facts:

                  We own a 49% member interest in Hite Coalbed Methane, L.L.C. ("HCM"). HCM's primary business activity is the holding of a 45% equity interest in Pulse Energy Systems, L.L.C. ("Pulse"). Pulse holds an interest in the Jericho Company (Jericho"). Jericho owns CBM producing assets, leases and gathering and treating facilities on approximately 43,000 leased acres in Indiana. Pulse's interest in Jericho currently entitles Pulse to receive 20% of any distributions made by Jericho. This interest can increase to 50% if Jericho's cumulative distributions exceed $5,000,000. Our indirect interest in Jericho is therefore currently 4.4%.

                  We have treated our investment in HCM under the cost methodology based on the following:

                  - We do not exercise significant influence over the operating and financial policies of HCM, Pulse or Jericho. Operating and financial decisions are made at the Jericho entity level between HCM and the other owners of Jericho. We do not participate in or have any influence in these decisions.

                  - We have requested GAAP-based financial statements from HCM and were notified that HCM does not produce financial statements. We understand that the financial information upon which HCM's tax returns are prepared is not based on GAAP. We are unable to obtain the GAAP-based financial statements that would be required to accurately report our interest in HCM using the equity method of accounting.

                  - HCM is primarily a holding company with no significant operations outside of Jericho. The substance of our interest is in HCM is its interest in Jericho.

                  Conclusion:

                  In the absence of our ability to (1) exert any influence over HCM, and (2) obtain GAAP based financial statements for HCM, we have determined that the cost method is the most appropriate method to account for this investment.

                  Impairment Analysis of HCM: We have concluded that no impairment of our investment in HCM has occurred, based on the following factors:

                  - In the years ended December 31, 2004 and 2003, Jericho has recorded net income of $152,611 and $16,604, respectively, and net cash provided by operating activities of $326,005 and $422,188, respectively.

                  - We received our first distribution from HCM in the amount of $6,615 during the nine months ended April 30, 2005.

                  - The principals of Jericho are currently negotiating to sell Jericho for approximately $25 million and have recently declined offers for less than this amount (including an offer for approximately $10 million for 89% of Jericho).

                  - There have been no events or changes in circumstances that would indicate that the full carrying amount of our investment is not recoverable.

Note 7. Shareholders' Equity, page F-13

         77. PLEASE DISCLOSE THE WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE OF OPTIONS GRANTED DURING THE YEAR. IF THE EXERCISE PRICES OF SOME OPTIONS DIFFER FROM THE MARKET PRICE OF THE STOCK ON THE GRANT DATE, PLEASE DISCLOSE THE WEIGHTED-AVERAGE EXERCISE PRICES AND WEIGHTED-AVERAGE FAIR VALUES OF OPTIONS SEPARATELY FOR OPTIONS WHOSE EXERCISE PRICE (1) EQUALS; (2) EXCEEDS; OR
                  (3) IS LESS THAN THE MARKET PRICE OF THE STOCK ON THE GRANT DATE.

                  We have revised the noted footnote in response to this comment.

         78. PLEASE DISCLOSE THE NUMBER OF OPTIONS AUTHORIZED FOR ISSUANCE AT JULY 31, 2004.

                  We have revised the noted footnote in response to this comment.

         79. PLEASE DISCLOSE OPTION ACTIVITY FOR FISCAL YEAR 2002 IN YOUR TABLE SUMMARIZING STOCK OPTION ACTIVITY.

                  We have revised the noted footnote in response to this comment.

Note 8. Special Warrant, page F-14

         80. PLEASE EXPLAIN TO US THE TERMS OF THE SPECIAL WARRANT AND HOW YOU ACCOUNTED FOR IT. PLEASE CITE SPECIFIC ACCOUNTING LITERATURE IN YOUR RESPONSE.

                  We recorded the special warrant consistent with our Canadian GAAP financial statements, translated into U.S. Dollars. Under U.S. GAAP, the special warrant should have been recorded at the face amount of the convertible debt, which was $392,000. However, the special warrant was reflected on the July 31, 2004 balance sheet in the amount of $381,084. The effect of the error is not material to our financial position or operating results. Because the amount of the error was not material, we corrected the accounting for the warrant prospectively in the interim financial statements included in Amendment No. 1. The change resulted in a reduction to net loss of $5,264, an increase in other long-term liability of $8,562 and a reduction to paid-in capital of $13,826. We have also changed the account title to read "Other Long-Term Liability" in all financial statements presented.

Note 10. Related Party Transaction, page F-14

         81. PLEASE TELL US WHY YOU EXCLUDED DISCLOSURE OF THE ISSUANCE OF THE BONUS SHARES TO YOUR CHIEF EXECUTIVE OFFICER AND THE RELATED PARTY TRANSACTION IDENTIFIED ON PAGE 38 OF YOUR FORM S-1.

                  In response to this comment, we have included the noted disclosure in the Related Party Transactions footnote.

Note 11. Income Taxes, Page F-15

         82. PLEASE EXPLAIN TO US WHY YOU ARE ABLE TO NET THE DEFERRED TAX ASSETS OF ONE U.S. SUBSIDIARY WITH THE DEFERRED TAX LIABILITIES OF ANOTHER U.S. SUBSIDIARY WHEN THE SUBSIDIARIES DO NOT FILE A CONSOLIDATED TAX RETURN. PLEASE CITE AUTHORITATIVE LITERATURE IN YOUR RESPONSE.

                  We believe we are able to net the deferred tax assets of one U.S. subsidiary with the deferred tax liabilities of another U.S. subsidiary when the subsidiaries do not file a consolidated tax return because the formation of a U.S. consolidated group is a strategy that is normally expected to be employed for business or tax purposes other than utilization of carryforwards that would otherwise expire unused and thus is implicit in our estimate of future taxable income. In addition, the formation of a consolidated group meets the definition of a tax planning strategy.

                  Background

                  The Company is a Canadian company that has several subsidiaries that are corporations that file U.S. tax returns. Under the current organization structure the U.S. companies cannot file a consolidated federal income tax return as there is not a U.S. parent company. The Canadian parent can create a U.S. group that can then elect to file a consolidated return. There are no adverse consequences to the formation of a U.S. group. We do not believe that this change of who is the direct shareholder of the U.S. companies (from being owned by the Canadian parent to being owned by a U.S. subsidiary of the Canadian parent) is a change in their tax status. This is an action that is prudent and feasible to avoid the loss of the net operating loss carryforward. It does not change the outside legal structure of the Company nor the Company's relationship with its shareholders, and the change is totally under the Company's control (as compared to an S Corporation election, which changes who pays the taxes on the company's income and requires the shareholders to consent).

                  The formation of a U.S. consolidated group is a strategy that is normally expected to be employed for business or tax purposes other than utilization of carryforwards that would otherwise expire unused and thus is implicit in the Company's estimate of future taxable income.

                  Discussion of Authorities

                  When a company has deferred tax assets, it must assess the need for a valuation allowance against those deferred tax assets. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period under the tax law. Tax-planning strategies are one of the four sources of taxable income that must be considered in determining whether a valuation allowance is required.

                  The definition of a tax-planning strategy is an action (including elections for tax purposes) that meets the criteria for tax-planning strategies and that would be implemented to realize a tax benefit for an operating loss or tax credit carryforward before it expires. Tax-planning strategies are considered when assessing the need for and amount of a valuation allowance for deferred tax assets (Appendix E:
                  GLOSSARY FAS 109, Par. 289).

                  A qualifying tax-planning strategy is an action that:

                  - Is prudent and feasible. Management must have the ability to implement the strategy and expect to do so unless the need is eliminated in future years. For example, management would not have to apply the strategy if income earned in a later year uses the entire amount of carryforward from the current year.

                  - An enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused. All of the various strategies that are expected to be employed for business or tax purposes other than utilization of carryforwards that would otherwise expire unused are, for purposes of this section, implicit in management's estimate of future taxable income and, therefore, are not tax-planning strategies as that term is used in this section.

                  -        Would result in realization of deferred tax assets.
                           The effect of qualifying tax- planning strategies must be recognized in the determination of the amount of a valuation allowance. Tax-planning strategies need not be considered, however, if positive evidence available from other sources is sufficient to support a conclusion that a valuation allowance is not necessary. [FAS 109, Paragraph 246]

                  Two of the questions and answers issued as FASB Staff Implementation Guides discuss the determination valuation allowances for deferred tax assets and tax planning strategies. They are:

                  Q.-Paragraph 22 indicates that tax-planning strategies include elections for tax purposes. What are some examples of those elections?

                  A--The following are some examples of elections under current U.S. federal tax law that, if they meet the criteria for tax-planning strategies, should be considered in determining the amount, if any, of valuation allowance required for deferred tax assets:

                           a.       The election to file a consolidated tax
                                    return

                           b. The election to claim either a deduction or a tax credit for foreign taxes paid

                           c. The election to forgo carryback and only carry forward a net operating loss.

                  [Q&A.109 #25]

                  Q-Under current U.S. federal tax law, approval of an enterprise's change from taxable C corporation status to nontaxable S corporation status is automatic if the criteria for S corporation status are met. If an enterprise meets those criteria but has not changed to S corporation status, would a strategy to change to nontaxable S corporation status be a qualifying tax-planning strategy that would permit an enterprise to not recognize deferred taxes?

                  A-No. A change in tax status is a discrete event. Paragraph 28 of FAS 109 requires that the effect of a change in tax status be recognized at the date that the change in tax status occurs, that is, at the date that the change is approved by the tax authority (or on the date of filing the change if approval is not necessary). [Q&A.109 #28]

                  We believe that the Company has the unilateral ability to implement the restructuring necessary to be able to elect to file consolidated returns and thus this tax planning strategy should be a qualifying tax planning strategy.

Consolidated Balance Sheets as of July 31, 2005 and 2004, page F-18

         83. PLEASE REMOVE "(UNAUDITED)" FROM THE TITLE AS IT IS CONTRADICTORY WITH THE AUDITED BALANCE SHEETS AS OF JULY 31, 2004.

                  We have removed the noted language in response to this comment.

Notes to Interim Consolidated Financial Statements For the Six Month Period Ended January 31, 2005, page F-22

Note 3. Coal Bed Methane Projects, page F-22

         84. PLEASE EXPLAIN HOW THE ACCOUNTING POLICY DISCLOSED IN THIS SECTION, [SIC] COMPLIES WITH THE FULL COST METHOD OF ACCOUNTING. REFER TO RULE 4-10(c) OF REGULATION S-X.

                  Rule 4-10(c) of Regulation S-X does not address our current situation with respect to depletion. We do not currently have any proved reserves nor do we have any reports prepared by Certified Petroleum Engineers to provide a basis for which to compute depletion. In the absence of this information, we feel that this approach in recording depletion expense on an interim basis is appropriate. We plan on having a reserve report prepared for our fiscal year ending July 31, 2005. This report will provide a basis for the computation of depletion expense for the year ended July 31, 2005 and future periods.

         85. WE NOTE THAT YOU HAVE RECORDED THE COSTS OF ALL PROPERTIES AT THE LOWER OF COST OR FAIR MARKET VALUE. UNDER THE FULL COST METHOD, UNEVALUATED COSTS ARE PERIODICALLY ASSESSED FOR RECOVERABILITY AS OUTLINED IN REGULATION S-X RULE 4-10(c)(3)(II). PLEASE REVISE YOUR POLICY ACCORDINGLY AND QUANTIFY FOR US THE FINANCIAL IMPACT OF CHANGING YOUR POLICY, IF ANY.

                  Our policy does correspond with the requirements of Regulation S-X Rule 4-10(c)(3)(ii). We have revised the wording in the footnote to properly disclose our current policy. Unevaluated properties are assessed at least annually to ascertain whether an impairment has occurred. Since 2001, we have periodically reviewed all our unevaluated properties with Haliburton Energy Services, Inc., our technical consultants, to determine if any impairment has occurred. Our review included a review of several factors, including historical experience, test data, available geographic and geological information, and primary lease terms of individual properties. Based on this review, we have determined that no impairment has occurred. We have clarified our policy in the "Coal Bed Methane Projects" note to the audited financial statements filed with the S-1.

Exhibits

Exhibit 5.1

         86. PLEASE DELETE THE LAST SENTENCE OF THE SECOND PARAGRAPH. ITEM 601 OF REGULATION S-K APPLIES TO LEGALITY OPINIONS AND OTHER EXHIBITS, SUCH AS A TAX OPINION. SINCE YOU ARE OPINING ON THE LEGALITY OF THESE SECURITIES, IT IS INAPPROPRIATE TO STATE THAT YOU SATISFY THAT ENTIRE ITEM REQUIREMENT.

                  The legal opinion has been revised to delete the noted sentence. A revised copy of the legal opinion has been filed as Exhibit 5.1 to Amendment No. 1.

         87. WE NOTE YOUR STATEMENT THAT THE OPINION WILL SPEAK "AS OF THE DATE HEREOF." AS THE OPINION MUST SPEAK TO THE DATE OF EFFECTIVENESS, EITHER DELETE THIS STATEMENT IN THE AMENDED VERSION OR FILE AN UPDATED OPINION AT EFFECTIVENESS.

                  We will file an updated opinion at the time of effectiveness of the registration statement.

         88.      PLEASE OPINE THAT THE WARRANTS ARE LEGALLY ISSUED OR DULY
                  AUTHORIZED.

                  The legal opinion has been revised to include an opinion that the warrants have been duly authorized. As noted above, a revised copy of the legal opinion has been filed as Exhibit
                  5.1 to Amendment No. 1.

         89. WE NOTE YOUR LANGUAGE IN THE OPINION THAT YOU "ASSUME NO OBLIGATION TO ADVISE" THE PARTIES, WHICH EFFECTIVELY LIMITS THE OPINION TO THE DATE IT WAS RENDERED. IF YOU CHOOSE TO INCLUDE THIS LANGUAGE, YOU WILL NEED TO PROVIDE A NEW OPINION THAT SPEAKS AS OF A DATE AS CLOSE AS PRACTICABLE TO THE DESIRED EFFECTIVE DATE.

                  We will file an updated opinion at the time of effectiveness of the registration statement.

Engineering Comments

Prospectus Summary, page 1

Coalbed Methane, page 1

         90. SINCE COAL BEDS PREFERENTIALLY ADSORBS CO2, IT IS OUR UNDERSTANDING THAT CBM CAN CONTAIN SIGNIFICANT AMOUNTS OF IT. PLEASE SUPPORT TO US YOUR STATEMENT, "CBM GENERALLY CONTAINS ONLY METHANE AND IS PIPELINE-QUALITY GAS AFTER SIMPLE WATER DEHYDRATION."

                  In-seam CBM generally contains a very high percentage of methane within the coal cleats that is held in the cleats by water (pressure) that generally is found in coal seams. When the water is taken off of the coal, pressure is lowered and gas will begin to desorb from the coal. Exposure to contaminants once the CBM is desorbed from the coal can result in contamination of gas, which can lead to processing requirements before the gas can meet pipeline specifications for ultimate sale. This contamination is much more prevalent in abandoned mine works due to the fact that the coal has been dewatered for mining, gas is desorbed from the coal into the mine void where CO2, oxygen, nitrogen and other contaminants are prevalent and can result in contamination of the CBM, resulting in gas that must be processed before the gas can meet pipeline specifications for ultimate sale. In addition, the CBM that we have been producing for sale since January 2005 has generally been pipeline-quality gas after simple water dehydration.

Our Business, page 2

         91. PLEASE EXPAND YOUR DISCUSSION OF THE BHP TECHNICAL SERVICES AGREEMENT TO DESCRIBE THE IMPACT OF MEDIUM RADIUS DRILLING
                  (MRD) AND TIGHT RADIUS DRILLING (TRD) ON YOUR BUSINESS.

                  This section and the section of the prospectus entitled "Business -- Technical Services Agreement with BHP Billiton" have been revised to describe the potential impact of MRD and TRD on our business.

Business, page 21

Overview, page 21

         92. PLEASE AMEND YOUR DOCUMENT TO DISCLOSE THE DEPTHS OF THE CBM BEDS THAT YOU INTEND TO EXPLOIT.

                  In response to this comment, we have added to the section entitled "Business-Coalbed Methane" (and in the summary section) information about the depths of the CBM beds that we intend to exploit.

Glossary of Natural Gas Terms, page A-1

Proved Reserves, page 2

         93. PLEASE EXPAND YOUR DESCRIPTION OF PROVED RESERVES TO CITE RULE 4-10(a)(2) OF REGULATION S-X AS THE DEFINITION OF PROVED RESERVES.

                  The definition of proved reserves has been expanded to state that the definition is consistent with Rule 4-10(a)(2) of Regulation S-X and that, in reporting proved reserves, we are required to comply with Rule 4-10(a)(2).


         If you need any additional information, please contact the undersigned or Derek D. Bork of Thompson Hine LLP at 216-566-5527.

Sincerely,



George J. Zilich